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SEC FILE NUMBER
8-67993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

About Corporate Finance Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway - Suite 3300
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone Bailey LLP
(Name - if *individual, state last, first, middle name)*

15 Maiden Lane - Suite 1003 (Address) New York (city) NY (State) 10038 Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

AB 3/11

EM 3/11/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of About Corporte Finance Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

FINOP

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Income (Loss).
✓ (d) Statement of Cash Flows.
✓ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital
✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (1) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
✓ (o) Independent auditor's report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABOUT CORPORATE FINANCE CORPORATION
(A Company in the Development Stage)

Financial Statements and Supplemental Schedules

December 31, 2012

(With Independent Auditor's Report Thereon and Supplemental Report on Internal Control Required by Rule 17a-5)

TABLE OF CONTENTS

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
About Corporate Finance Corporation
New York, New York

We have audited the accompanying statement of financial condition of About Corporate Finance Corporation (a company in the development stage) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company's financial statements do not include cumulative amounts from inception in the statements of revenue and expenses, changes in stockholder's equity (deficit) and cash flows as required by ASC 915-205 "Development Stage Entities". In our opinion, presentation of this information is required by accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of About Corporate Finance Corporation at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I & II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

MaloneBailey LLP

25 February 2013

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www.malonebailey.com

NEXIA INTERNATIONAL

ABOUT CORPORATE FINANCE CORPORATION
(A Company in the Development Stage)
STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDER'S EQUITY

DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	9,293
Other assets		168
TOTAL ASSETS	$	9,461
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	-
TOTAL LIABILITIES		-
Stockholder's Equity		
Common stock, no par value, 3,000 shares authorized, 2,174 shares issued and outstanding		-
Additional paid-in capital		197,760
Deficit accumulated in the development stage		(188,299)
Total Stockholder's Equity		9,461
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,461

The accompanying notes are an integral part of these financial statements.

ABOUT CORPORATE FINANCE CORPORATION
(A Company in the Development Stage)
STATEMENT OF REVENUES AND EXPENSES

	Year Ended December 31, 2012
Revenues:	$ -
Total Revenues	-
Expenses:	
Selling, general & administrative expenses	196
Regulatory expenses	1,163
Professional fees	750
Insurance	327
Total Expenses	2,436
Net loss	$ (2,436)

The accompanying notes are an integral part of these financial statements.

ABOUT CORPORATE FINANCE CORPORATION
(A Company in the Development Stage)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional	Deficit Accumulated in the Development	Total Stockholder's
	Shares	Amount	Paid-in Capital	Stage	Equity (Deficit)
Balance, December 31, 2011	2,174	-	213,760	(185,863)	27,897
Capital withdrawal	-	-	(16,000)	-	(16,000)
Net loss	-	-	-	(2,436)	(2,436)
Balance, December 31, 2012	2,174	$ -	$ 197,760	$ (188,299)	$ 9,461

The accompanying notes are an integral part of these financial statements.

ABOUT CORPORATE FINANCE CORPORATION
(A Company in the Development Stage)
STATEMENT OF CASH FLOWS

		Year Ended December 31, 2012
Cash flows from operating activities		
Net loss	$	(2,436)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		966
Net cash used in operating activities		(1,470)
Cash used by financing activities:		
Capital withdrawal		(12,000)
Net cash used in financing activities		(12,000)
Net decrease in cash		(13,470)
Cash - Beginning		22,763
Cash - Ending	$	9,293

Supplemental schedule of non-cash financing activities:

During 2012 an advance to the parent company in the amount of $4,000 was reclassified as a capital withdrawal

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

ABOUT CORPORATE FINANCE CORPORATION (the "Company"), previously known as Foundation Markets Corporation, is a broker-dealer and as such is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned indirect subsidiary of About Corporate Finance Limited, a United Kingdom corporation

The Company acts as a broker for institutional customers in the purchase and sale of private placement securities and engages in other corporate finance transactions, as well.

Since July 8, 2008 (inception) the Company has been in the development stage.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and cash equivalents
All cash deposits are held by one financial institution and therefore are subject to credit risk at that financial institution. Management does not believe there to be any significant risk with respect to these deposits.

Income Taxes
The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities, and are measured using the tax rates expected to be in effect when the differences reverse. Deferred tax assets are also recognized for operating loss and tax credit carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is used to reduce deferred tax assets when uncertainty exists regarding their realization.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $9,293, which was $4,293 in excess of its required net capital of $5,000.

NOTE 4 - INCOME TAXES

As a result of its recent change of ownership, all of the previous net operating loss carryforwards expired. The tax effect of the Company's 2012 net operating loss carryforward has been fully reserved.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's previous direct parent, Foundation Financial Holdings Corporation, paid certain expenses on behalf of the Company. During 2012 it paid audit fees in the amount of $9,000.

NOTE 6 – EVENTS

The Company has been sold to About USA Holdings Corporation ("AUHC"). AUHC's principal shareholder is About Corporate Finance Limited ("ACFL"), a London, England broker-dealer currently registered with the Financial Services Authority. AUHC is seeking approval from FINRA for the sale and change of ownership.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

ABOUT CORPORATE FINANCE CORPORATION
(A Company in the Development Stage)

SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholder's equity	$ 9,461
Deductions and/or charges	
Nonallowable assets	
Other assets	168
Total deductions	168
Net capital	9,293
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 4,293
Aggregate Indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0.00%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

ABOUT CORPORATE FINANCE CORPORATION
(A Company in the Development Stage)

SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

ABOUT CORPORATE FINANCE CORPORATION
(a company in the development stage)

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

December 31, 2012

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors
About Corporate Finance Corporation
(a Company in the Development Stage)
New York, New York

In planning and performing our audit of the financial statements of About Corporate Finance Corporation (a Company in the Development Stage) (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing, our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits, and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether

those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects indicate a material inadequacy for such purposes. Based on this

understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malone Bailey LLP

February 25, 2013